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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                               -------------------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        ---------------------------------
                                (AMENDMENT NO. 3)

                         GROUND ROUND RESTAURANTS, INC.
                            (Name of Subject Company)

                                GRR MERGER CORP.
                                GRR HOLDINGS, LLC
                                    (Bidders)

                    Common Stock par value $.16 2/3 per share
                         (Title of Class of Securities)

                                   399427 10 3
                      (Cusip Number of Class of Securities)
                         -------------------------------

                               Barbara M. Ginader
                                GRR Merger Corp.
                             21 Custom House Street
                                Boston, MA 02110
                                 (617) 737-3700

                     (Name, Address and Telephone Number of
                    Persons Authorized to Receive Notices and
                      Communications on Behalf of Bidders)
                       ----------------------------------

                                    Copy to:
                           Erica H. Steinberger, Esq.
                                Latham & Watkins
                                885 Third Avenue
                               New York, NY 10022
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        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on September 8, 1997, as previously amended (the "Statement"), with respect to the tender offer by GRR Merger Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of GRR Holdings, LLC, a Delaware limited liability company ("Parent"), to purchase all outstanding shares of common stock, par value $.16 2/3 per share (the "Shares"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"), at a purchase price of $1.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as the same may be amended or supplemented from time to time, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein have their meanings as set forth in the Offer to Purchase. At the request of the Commission, this Amendment No. 3 is also being filed to add Boston Ventures Limited Partnership V ("Boston Ventures LP V") as a signatory to the Schedule 14D-1. Boston Ventures LP V disclaims that it is a "bidder" for purposes of the Offer. Boston Ventures LP V is not a party to the Merger Agreement. The items of the Statement set forth below are hereby amended and supplemented as follows:


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

In light of the Purchaser's waiver of the Minimum Condition to the Offer from 90% to 66 2/3% as set forth in Amendment No. 2 to the Statement and the possibility, by reason thereof, of a delay in consummation of the Merger, it is now contemplated, and the reference thereto in Section 10 of the Offer to Purchse is hereby amended to so reflect, that Thomas J. Russo will be elected Chairman, President and Chief Executive Officer of the Company following consummation of the Offer.

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    October 3, 1997


                                    GRR HOLDINGS, LLC
                                    By: Boston Ventures Limited Partnership V,
                                        its Managing Member

                                    By: Boston Ventures Company V, L.L.C.,
                                        its General Partner


                                    By: /s/ Barbara M. Ginader
                                       --------------------------------
                                       Name: Barbara M. Ginader
                                       Title:  Managing Director


                                    GRR MERGER CORP.

                                    By: /s/ Barbara M. Ginader
                                       --------------------------------
                                       Name: Barbara M. Ginader
                                       Title: President


                                    BOSTON VENTURES LIMITED PARTNERSHIP V
                                    By: Boston Ventures Company V, L.L.C.,
                                        its General Partner


                                    By: /s/ Barbara M. Ginader
                                       --------------------------------
                                       Name: Barbara M. Ginader
                                       Title:  Managing Director